

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2015

<u>Via E-mail</u>
Thomas S.T. Gimbel
Chief Executive Officer
American Farmland Company
10 East 53rd Street
New York, NY 10022

> **Re: American Farmland Company**
> **Registration Statement on Form S-11**
> **Filed June 26, 2015**
> **File No. 333-205260**

Dear Mr. Gimbel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to prior comment 5 and revised disclosure on pages 161-62 and 171. Please confirm that in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, you will break-out the amounts of Mr. Gimbel's and Ms. Sichel's compensation that Optima reimburses to you, and the amount of Mr. Lewis' compensation that you reimburse to Optima.

<u>Distribution Policy, page 61</u>

2.   We note your response to prior comment 2. Please update your prospectus to indicate, consistent with your response, your intention to make distributions at a rate that is supportable by the cash flow generated from your current portfolio.

Capitalization, page 64

3.   Please amend your prospectus to disclose total capitalization as previously provided, as your amended disclosure gives the appearance that cash and cash equivalents is a component of your capitalization.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573, or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: John Haggerty, Esq.
        Goodwin Procter LLP